ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Company)
Consolidated Interim Financial Statements
For the three and six month periods ended March 31, 2010
(Expressed in United States Dollars)
(UNAUDITED)

These consolidated interim financial statements for Adira Energy Ltd. have been prepared in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles are set out in the September 30, 2009 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated financial statements are presented on an accrual basis of accounting. A precise determination of many assets and liabilities is dependent upon future events and accordingly, estimates and approximations have been made using careful judgment. Management is satisfied that these interim consolidated financial statements have been fairly presented.

The auditors of Adira Energy Ltd. have not performed a review of these interim consolidated financial statements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

Consolidated Balance Sheet
(Expressed in United States Dollars)

	March 31,	September 30,
	2010	2009
Assets
Current Assets
Cash and cash equivalents	$1,538,490	$2,354,628
Amounts receivable	127,482	9,437
Prepaid expenses	7,948	12,978
Total Current Assets	1,673,920	2,377,043

Equipment	351,805	372,600
Oil and Gas Licenses (note 4)	8,966	6,662
Total Assets	$2,034,691	$2,756,305

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$246,414	$126,977
Total Current Liabilities	$246,414	$126,977

Shareholders’ Equity
Share Capital (note 6)	3,478,894	3,478,894
Contributed Surplus	658,562	519,061
Deficit	(2,349,179)	(1,368,627)
Total Shareholders’ Equity	1,788,277	2,629,328
Total Liabilities and Shareholders’ Equity	$2,034,691	$2,756,305

Nature of Operations, Basis of Presentation and Going Concern (note 1)

See notes to consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

Consolidated Statement of Operations, Comprehensive Loss and Deficit
(Expressed in United States Dollars)

	Three month	Six month
	period ended	period ended
	March 31,	March 31,
	2010	2010
Income
Equipment rental income	$80,892	$106,422

Expenses
Consulting fees (note 5)	$95,937	$243,982
Professional fees	209,810	229,893
Share based payments	139,500	139,500
Technical consulting (note 5)	39,464	113,110
Travel and entertainment	90,337	106,760
Exploration expenses	12,649	70,435
Salaries and benefits	36,824	69,031
Office and general	35,918	57,231
Public company costs	14,305	35,615
Amortization	1,963	10,263
Marketing expenses	6,068	8,487
Foreign exchange	3,013	3,029
Total expenses	685,788	1,087,336
Loss before other items	(604,896)	(980,914)
Interest income	133	612
Interest expense	-	(250)

Net loss and comprehensive loss for the period	(604,763)	(980,552)
Deficit, beginning of period	(1,744,416)	(1,368,627)
Deficit, end of period	$(2,349,179)	$(2,349,179)

Basic and diluted loss per share	$0.01	$0.02

Weighted average number of common shares outstanding –basic and diluted	62,640,001	62,640,001

The Company has not included in the calculation of basic and diluted loss per share, the effect of stock options and warrants as the effect would be anti-dilutive.

See notes to consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

Consolidated Statement of Cash Flows
(Expressed in United States Dollars)

	Three month	Six month
	period ended	period ended
	March 31,	March 31,
	2010	2010
Operating Activities
Net loss for the period	$(604,763)	$(980,552)
Non-cash item
Share based payments	139,500	139,500
Amortization	1,963	10,263
	(463,300)	(830,789)
Changes in non-cash working capital
Amounts receivable	(97,390)	(118,045)
Prepaid expenses	9,594	5,030
Accounts payable and accrued liabilities	74,791	119,437
Cash used for operating activities	(476,305)	(824,367)

Investing Activities
Equipment	(29,437)	10,533
Oil and gas licenses	-	(2,304)
Cash used for investing activities	(29,437)	8,229

Decrease in cash and cash equivalents	(505,742)	(816,138)
Cash and cash equivalents, beginning of period	2,044,232	2,354,628
Cash and cash equivalents, end of period	$1,538,490	$1,538,490

Supplemental cash flow information
Interest paid	$-	$250
Income taxes paid	$-	$-

See notes to consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

Notes to Consolidated Interim Financial Statements
For the six month period ended March 31, 2010
(Expressed in United States Dollars)

1.	Nature of Operations, Basis of Presentation and Going Concern

AMG Oil Ltd. was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company in the State of Nevada, United States of America. It changed its name to AMG Oil Ltd. (“AMG” or the “Company”) on July 27, 1998. On November 25, 2008, the Company's shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction. On September 1, 2009, AMG completed a share exchange with Adira Energy Corp. (“Adira”), an oil and gas exploration and development company incorporated under the Ontario Business Corporations Act, on April 8, 2009 which resulted in a reverse takeover by Adira of AMG (note 2). Adira subsequently changed its name to Adira Energy Holdings Corp.

These consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than amounts recorded on the consolidated balance sheet. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Share Exchange Agreement

On April 29, 2009, AMG entered into a letter of intent to purchase all of the issued and outstanding shares of Adira in exchange for shares of AMG. As part of the arrangement, Adira conducted a share split to increase Adira’s number of issued and outstanding common shares from 22,500,000 to 31,200,000. The share exchange ratio was one common share of AMG for each issued and outstanding common share of Adira. The proposed transaction was further subject to Adira completing a private placement of a minimum of $2,000,000 by issuance of 8,000,000 units.

Pursuant to the share exchange agreement dated September 1, 2009, AMG acquired all of the issued and outstanding common shares of Adira by issuing 39,040,001 common shares of the Company to Adira’s shareholders on a one for one basis. As the shareholders of Adira obtained control of the resulting Company, the share exchange was considered to be a reverse takeover (“RTO”) transaction. Accordingly for accounting purposes Adira is the acquirer. The assets and liabilities of Adira are included at carrying value and the assets and liabilities of AMG are included at fair value.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

Notes to Consolidated Interim Financial Statements
For the six month period ended March 31, 2010
(Expressed in United States Dollars)

3.	Significant Accounting Policies Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The balance sheet at March 31, 2010 has been derived from the consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for annual consolidated financial statements. The interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.

Principles of Consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiary, Adira, and its wholly-owned integrated subsidiaries, Adira Energy Israel Ltd. and Adira Energy Israel Service Ltd., hereinafter collectively referred to as the “Company”. All intercompany account balances and transactions have been eliminated.

Oil and Gas Properties

The Company follows the successful efforts method of accounting for its exploration activities. Under the successful efforts method, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proved properties when proved reserves are confirmed. Exploration costs, including geological and geophysical costs, are expensed as incurred. Exploratory drilling costs are initially capitalized. If it is determined that a specific well does not contain proved reserves, the related capitalized exploratory drilling costs are charged to expense. To date all exploration costs have been charged to operations.

Development costs, which include the costs of wellhead equipment, development drilling costs and handling facilities, applicable geological and geophysical costs, and the costs of acquiring or constructing support facilities and equipment, are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface will be expensed as operating costs. If and when the Company achieves production, acquisition costs of proved properties will be depleted using the unit-of-production method based on proved reserves. Capitalized exploratory drilling costs and development costs will be depleted on the basis of proved developed reserves by area. Support facilities and equipment will be depreciated on a straight-line basis over their useful lives.

Property costs by area are reviewed for impairment at least annually to consider whether there are conditions that may indicate impairment. The carrying value of each property is compared to its net recoverable amount as estimated by quantifiable evidence of the market value of similar land or geological resources. If the carrying value is found to exceed the estimated net recoverable amount, a write down will be recorded.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim financial statements for the three months ended December 31, 2011, which must include restated interim results for the three month period ended December 31, 2010, prepared on the same basis. The conversion to IFRS will impact the Company’s accounting policies, information technology and data system, internal control over financial reporting, and disclosure controls and procedures The Company will report under IFRS for interim and annual periods beginning January 1, 2011. Comparative information will be restated to comply with IFRS reporting requirements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

Notes to Consolidated Interim Financial Statements
For the six month period ended March 31, 2010
(Expressed in United States Dollars)

4.	Oil and Gas Licenses

The Company has one onshore and two offshore licenses to explore for oil and gas in Israel. The onshore license awarded (the “Eitan License”) comprises an area of approximately 31,060 acres in the Hula Valley in Northern Israel. The Eitan License was awarded in December 2008 for a term of three years, expiring in December 2011, and may be renewed upon fulfillment of certain conditions for a further four year period. The Eitan License was awarded prior to the incorporation of the Company. The licenses was awarded to a Company controlled by certain Directors of the Company and subsequent to the incorporation of Adira Energy Israel, was transferred to the Company.

The first offshore license awarded (the “Gabriella License”) comprises an area of approximately 97,000 acres. The Gabriella License was awarded to the Company in July 2009 for a term of three years, expiring July, 2012 and may be renewed upon fulfillment of certain conditions for a further four year period. The second offshore license awarded (the "Yitzhak License") comprises an area of approximately 31,555 acres. The Yitzhak License is effective until October 2012 and may be renewed upon fulfillment of certain conditions for a further four year period. The Yitzhak License is directly to the north of and contiguous to the Company's Gabriella License.

In January 2010 the Company’s wholly owned subsidiary Adira Energy Israel Ltd. (“Adira Israel”) signed an agreement with Modiin Energy Limited Partnership (“MELP”) and Modiin Energy General Partners (“MEGP”) (collectively “Modiin”) to facilitate the full initial funding of the Gabriella offshore license. Under the terms of the agreement, MELP can farm in up to 70% (of 100%) (the “Modiin Earn-In Rights”) of certain rights of participation in the Gabriella License. As part of the agreement, the general partner of MEGP will invest a total of US$ 300,000 for the purchase by way of a private placement of 600,000 Subscription Receipts to purchase shares of the Company (the "Subscription Receipts") at a price of US$ 0.50 each. The Subscription Receipts will be exchanged automatically without any further consideration for 600,000 common shares in the capital of the Company (“Common Shares”) on the date upon which the Common Shares will be listed for trading on a recognized stock exchange in Canada. The funds received will be held in escrow subject to certain conditions and certain approvals being obtained.

The revenues generated from the licenses are subject to 12.5% royalty payable to the government of Israel.

5.	Related Party Transactions

During the six month period ended March 31, 2010, the Company incurred the following with related parties:

$124,000 in consulting fees to individuals that are directors and officers of the Company or to private companies which are controlled by a director or officer of the Company (three month period ended December 31, 2009 $83,500);

$110,960 in technical consulting fees to officers of the Company or corporations controlled by an officer (three month period ended December 31, 2009 $40,600).

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

Notes to Consolidated Interim Financial Statements
For the six month period ended March 31, 2010
(Expressed in United States Dollars)

6.	Share Capital

	(a)	Authorized
Unlimited number of common shares without nominal or par value.

	(b)	Issued and outstanding common shares:

	Number of
	Shares	Amount
September 30, 2009	62,640,001	$3,478,894
March 31, 2010	62,640,001	$3,478,894

(c)      Stock Option Plan

The Company has a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the Company’s board of directors provided that the exercise price is no less than the market price at the date of the grant.

The Company has four categories of stock options that have different vesting periods:

(i)	Type A stock options vest over 2 years, with 12.5% vesting each quarter with the initial amount vesting on the date three months after the grant date.

(ii)	Type B stock options vest 8.5% at the end of each quarter for the first two years and 8% at the end of each quarter thereafter. The initial amount will vest three months after the grant date.

(iii)	Type C stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(iv)

Type D stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the optionees is elected or appointed as a director of the Company. In the event they are not elected as a director, all options granted expire immediately.

(v)	A summary of the status of the stock option plan and changes during the period is as follows:

	Number of Options	Weighted Average
	Outstanding	Exercise Price

Balance September 30, 2009	3,984,000	$ 0.25
Options granted	1,820,000	$0.60
Options expired	(270,000)	$0.25
Balance, March 31, 2010	5,534,000	$0.37

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

Notes to Consolidated Interim Financial Statements
For the six month period ended March 31, 2010
(Expressed in United States Dollars)

6.	Share Capital (continued)

					Average
					Remaining
Stock Option		Grant Date	Exercise	Number of	Contractual
Type	Expiry Date	Fair Value	Price	Options	Life
Type A	August 20, 2014	$0.23	$0.25	1,263,000	4.64
Type B	August 20, 2014	$0.23	$0.25	476,000	4.64
Type C	August 20, 2014	$0.23	$0.25	1,325,000	4.64
Type A	September 23, 2014	$0.23	$0.25	150,000	4.73
Type D	September 23, 2014	$0.23	$0.25	500,000	4.73
Type A	January 27, 2015	$0.55	$0.60	1,675,000	4.83
Type C	January 27, 2015	$0.55	$0.60	45,000	4.83
Type B	January 27, 2015	$0.55	$0.60	100,000	4.83
				5,534,000

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following assumptions were used for the options granted January 27, 2010:

Risk-free interest rate	2.46%
Expected life	5 years
Expected stock price volatility	175%
Expected dividend yield	0.00%

The options issued January 27, 2010 have various vesting provisions over the next three years.

(d)	Share purchase warrants

As at March 31, 2010 the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

		Weighted
	Number of	Average
	Warrants	Exercise Price

Balance, March 31, 2010 and December 31, 2009	4,500,770	$0.47

				Number
		Grant Date	Exercise	of
Issue Date	Expiry Date	Fair Value	Price	Warrants
August 4, 2009	August 4, 2011	$0.25	$0.50	4,000,000
August 4, 2009	August 4, 2011	$0.25	$0.25	500,770
				4,500,770

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

Notes to Consolidated Interim Financial Statements
For the six month period ended March 31, 2010
(Expressed in United States Dollars)

7.	Segmented Information

	Canada	Israel	Total
Cash and cash equivalents	$1,468,378	$70,112	$1,538,490
Equipment	-	351,805	351,805
Oil and gas licenses	-	8,966	8,966
Other assets	15,914	119,516	135,430
Total	$1,484,292	$550,399	$2,034,691

8.	Subsequent events

a)

In April 2010, the Company announced that it had signed a binding conditional Letter Of Intent ("LOI") with Coalbed Gas Hachula Ltd. ("CGH") an Israel-based Coalbed Methane Development company to farm- in to 70% in its "Notera" Petroleum License No. 355 ("Notera"). Notera is approximately 19,000 acres and contiguous and directly to the south of the Company’s Eitan Petroleum License No. 356 ("Eitan") in the Hula Valley of northern Israel. Prior drilling and evaluation of Notera indicates a similar geologic profile and hydrocarbon development potential as Eitan, which is held 100% by the Company.